Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

October 14, 2021

Karina Dorin

Loan Lauren Nguyen

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBRE Acquisition Holdings, Inc.—Registration Statement on Form S-4 (333-258700)

Ladies and Gentlemen:

On behalf of CBRE Acquisition Holdings, Inc. (the “Company”), and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed on August 11, 2021, as amended by Amendment No. 1 thereto filed on September 24, 2021 (“Amendment No. 1”) and as amended by Amendment No. 2 thereto filed on October 14, 2021 (“Amendment No. 2”), we are providing the following responses to the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Staff’s comments in its letter, dated October 8, 2021, relating to the Registration Statement (the “comment letter”). The Company has revised Amendment No. 2 in response to the comment letter, and to otherwise update its disclosure.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

BEIJING    HONG KONG    HOUSTON    LONDON    LOS  ANGELES    NEW YORK    SÃO PAULO    TOKYO    WASHINGTON, D.C.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors

We may redeem the unexpired Redeemable Warrants prior to their exercise at a time that is disadvantageous to holders…., page 84

1.

We note your disclosure highlighting the differences between the private placement warrants and the public warrants in response to prior comment 7 and reissue the comment in part. Please expand your disclosure to discuss the material risks to public warrant holders arising from the differences between the private and public warrants.

In response to the Staff’s comment, the Company has revised pages 85 and 86 of Amendment No. 2.

The CBAH charter that will be effective following the completion of the business combination designates a state court…, page 95

2.

We note your revised disclosure in response to prior comment 8. Please expand your disclosure here, on page 315 and in Article X of your Form of Third Amended and Restated Certificate of Incorporation to clearly state that the exclusive forum provision identifying the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to any action or proceeding asserting a claim under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised pages 97 and 321 of Amendment No. 2 and Article X of the Form of Third Amended and Restated Certificate of Incorporation.

The Business Combination

Background of the Business Combination, page 111

3.

We note your revised disclosure in response to prior comment 11 and reissue it in part. Please enhance your disclosure to describe your search process by explaining why CBAH determined not to pursue a transaction with the other four potential target companies that were reviewed at the Board meeting on February 16, 2017 and discuss whether any of them met the goals specified on page 112.

In response to the Staff’s comment, the Company has revised page 114 of Amendment No. 2.

Certain Projected Financial Information of Altus, page 127

4.

We note your revised disclosure in response to prior comments 13 and 14 but are unable to fully agree with your responses and reissue them in part. Please qualitatively and quantitatively describe the material assumptions for your disclosed projections. For example, describe the basis for projecting total estimated revenue growth in 2022, 2023 and 2024 and the factors or contingencies that could prevent such growth from materializing.

In response to the Staff’s comment, the Company has revised page 130 of Amendment No. 2.

5.

Provide us with the legal basis for your disclaimer on page 128 of “any responsibility to update or revises, or publicly disclose any update or revision to, these financial projections,” “even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change.” For guidance, generally refer to Item 10(b)(3)(iii) of Regulation S-K

The Company respectively advises the Staff that its statement on page 129 of Amendment No. 2 indicating that it does not intend to update or revise the unaudited prospective financial information expressly excludes any updates or revisions required by applicable federal securities laws. The Company acknowledges its obligations under Item 10(b)(3)(iii) of Regulation S-K and should it or Altus become aware of material facts or circumstances regarding their financial condition which would require disclosure to investors, the Company will make such disclosures in accordance with applicable federal securities laws, including the obligations under Item 10(b)(3)(iii) of Regulation S-K.

Opinion of Duff & Phelps, the Financial Advisor to the Special Committee of the CBAH Board, page 130

6.

We note your revised disclosure in response to prior comment 17 and reissue it in part. Please discuss the total addressable market, pipeline of opportunities and general secular tailwinds that Duff & Phelps evaluated in considering Altus’ growth outlook.

In response to the Staff’s comment, the Company has revised page 136 of Amendment No. 2.

Certain U.S. Federal Income Tax Considerations, page 147

7.

We note your response to prior comment 23 and reissue the comment in part. Please revise your disclosure to clearly express an opinion on the tax treatment of the merger and the related transactions. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. In that regard, we note that Section 8.04 of the Business Combination Agreement provides that the parties intend that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Refer to Item 601(b)(8) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages 12, 150 and 151 of Amendment No. 2 and added a form of tax opinion to Amendment No. 2 as Exhibit 8.1.

Unaudited Pro Forma Condensed Combined Financial Information

Description of Merger, page 209

8.

We note that you revised certain disclosures in response to prior comment 24, regarding your description of merger consideration, including disclosure under Sources and Uses for the Business Combination on page 146, and Description of the Merger on page 210.

Please further revise the disclosures that indicate current shareholders of Altus Power, Inc. are relinquishing a portion of their interests “in exchange for approximately $678 million and $425 million in cash” to clarify that you are not proposing any cash consideration be paid to the common shareholders of Altus Power, Inc. in connection with the merger, and that the anticipated change in their ownership interests would instead be attributable to dilution of their interests.

Please also clarify how the “Net cash to Altus balance sheet” amounts correlate with the change in cash balances depicted in the pro forma presentation on page 211.

In response to the Staff’s comment, the Company has revised pages 147, 148 and 211 of Amendment No. 2.

Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 217

9.

We note your response to prior comment 25 stating that you have not included pro forma adjustments to reflect the change in fair value of the alignment shares during the most recently completed fiscal year and subsequent interim period “because the future movement in the fair value of the Alignment Shares is unknown” and that inputs to your valuation model “will be based on the market conditions and company-specific factors only relevant to the combined company as of the future measurement dates....”

However, the periods for which changes in value would be portrayed are the prior fiscal year and subsequent interim period rather than a future period. Given that you have applied a valuation model in calculating derivative liabilities of $121 million and $113 million on the pro forma balance sheet under the no redemption and maximum redemption scenarios, tell us how the valuation model would yield an appropriate estimate currently but not as of the beginning of the pro forma period, if this is your view.

Please further expand your disclosure in Note(N) on page 219 to address the following points.

•	Explain when the conversion dates will occur over the seven-year period mentioned on page 210, or how the dates will be determined if unknown.

•

Describe the triggering events that you indicate would determine the conversion dates and reconcile this with disclosure on page 210 that indicates all of the shares will convert, without regard to triggering events, over a seven-year period.

•	Explain how many Class B shares will convert at each conversion date or explain how this number will be determined if unknown.

•	Describe the general formula for determining the number of Class A shares that will be issued in exchange on each conversion date.

•

State the number of Class A shares that would be issuable in exchange for the Class B shares over the seven-year period assuming that the merger is completed and using inputs based on circumstances that are expected to prevail on the merger date.

In response to the Staff’s comment, the Company has revised the Pro Forma Statements of Operations to include the subsequent changes in the Alignment Shares’ fair value. The Company notes that it performed a valuation analysis based on the market conditions and company-specific factors, such as the stock price, volatility and risk-free rates, as of the historical periods within the Pro Forma Statements of Operations.

In addition, in response to the Staff’s comment, the Company has revised Note (N) on pages 221, 222 and 223 of Amendment No. 2 and added Note (FF) to page 224 of Amendment No. 2 to disclose the revisions to the Pro Forma Statements of Operations.

CBRE Acquisition Holdings, Inc. – Unaudited Financial Statements

Note 1 – Description of Organization and Business Operations

Revision of Prior Period Financial Statements, page F-30

10.

We note that you have declined to comply with prior comment 35, concerning the inconsistent balance sheet presentations on pages F-4 and F-23, reasoning that since you have not amended your Form 10-K because you did not consider the errors to be material, you have re-filed those financial statements without correction. You reference the guidance in SAB Topic 1:M as support for your disclosure approach.

However, if you were able to support your view on materiality, this guidance states that while correcting prior year financial statements for immaterial errors would not require amendments to previously filed reports, corrections should be made “the next time the registrant files the prior year financial statements.” Given that you have re-filed the prior year financial statements along with your registration statement, the corrections should be made. Please review accordingly.

In response to the Staff’s comment, the Company has included financial statements, and related footnotes, as of and for the period ended December 31, 2020 on pages F-3 to F-22 of Amendment No. 2 that have been corrected for the immaterial errors identified.

Altus Power Inc. – Audited Financial Statements

Note 2 – Significant Accounting Policies, page F-52

11.

We note your response to prior comment 29 indicating that you have not provided the labeling prescribed by SAB Topic 11:B because you are following “industry practice” in presenting DD&A separately from cost of operations and do not report “gross profit or another income measure” exclusive of DD&A.

However, in considering the requirements of Rule 6-03.2 of Regulation S-X and that guidance in SAB Topic 11:B is not conditioned on any of the reasons that you proved, we continue to believe that you should revise the corresponding presentations and disclosures throughout the filing as previously requested.

Please also expand Note 2 to your financial statements to include a policy disclosure that clearly describes the composition of “cost of operations” and that identified the nature and extent of any costs that are attributable to costs of services under GAAP but excluded from this measure, along with an indication of the manner of presentation.

In response to the Staff’s comment, the Company has revised pages 42, 43, 206, 207, 216, 217, 224, 268, 270, 271, 273, 274, F-46, F-59, F-79, F-80, and F-96 of Amendment No. 2.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ William B. Brentani

William B. Brentani

cc:	Cash Smith, President and Chief Financial Officer

CBRE Acquisition Holdings, Inc.

Carl Marcellino

Ropes & Gray LLP